December 9, 2013

Via EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attention: Jeffrey P. Riedler, Assistant Director

RE:	Alnylam Pharmaceuticals, Inc.

Form 10-K for Fiscal Year Ended December 31, 2012

Filed February 19, 2013

File No. 000-50743

Ladies and Gentlemen:

Alnylam Pharmaceuticals, Inc. (the “Company”) hereby advises the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) that the Company has received the Staff’s letter dated December 2, 2013 (the “Comment Letter”), regarding the Commission’s review of the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2012. The Comment Letter requests that the Company respond within ten (10) business days from the date thereof, or inform the Staff of when the Company would provide a response. As discussed by Matthew Jones of the Commission with Mitchell Bloom, the Company’s outside counsel at Goodwin Procter LLP, the Company respectfully requests an extension of an additional ten (10) business days until December 31, 2013 to respond to the Comment Letter. The Company is committed to responding to the Comment Letter promptly and intends to provide a response to the Staff no later than December 31, 2013. Should you have any questions regarding the request made herein, please do not hesitate to contact me at (617) 551-8200. Thank you very much for your courtesy and cooperation in this matter.

Sincerely,

/s/ Michael P. Mason
Michael P. Mason
Vice President, Finance and Treasurer

cc:	Mitchell S. Bloom – Goodwin Procter LLP